

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 28, 2020

A. Robert Doyle
Chief Financial Officer
Pan American Silver Corporation
1500-625 Howe Street
Vancouver, British Columbia
V6C 2T6

> **Re: Pan American Silver Corp.**
> **Form 40-F for the Year Ended December 31, 2019**
> **Filed March 12, 2020**
> **File No. 000-13727**

Dear Mr. Doyle:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 40-F for the Year Ended December 31, 2019

Exhibit 1.3 Audited Consolidated Financial Statements
Note 8 - Tahoe Acquisition, page 32

1.   You disclose that you determined the fair value of the contingent value rights issued to the Tahoe shareholders based on a residual amount of the Tahoe shares acquired less the cash consideration and fair value of the Pan American shares you issued. Please tell us how your determination of the acquisition-date fair value of the contingent value rights is consistent with paragraph 39 of IFRS3 and the fair value measurement principles and valuation techniques of IFRS13.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation